Exhibit 99.1

Alps Group Inc Publishes Clinical Safety, Tolerability and Effectiveness Data Supporting Advancement of Its Autologous NK Cell Pipeline Using an In-House Developed Culture Protocol

KUALA LUMPUR, Malaysia, February 23, 2026 - Alps Group Inc (the “Company” or “Alps Group”), the parent company of Alps Life Sciences Inc. (“Alps Holdco”), a fully integrated biotechnology research and healthcare platform specializing in predictive, preventive, and precision medicine, today announced a peer-reviewed case study in the February 2026 edition of SAGE Open Medical Case Reports.

The publication reports findings from nine patients who received autologous Natural Killer (NK) cell infusions produced using the Company’s in-house developed culture protocol. Natural Killer (NK) cells are a type of immune cell involved in the body’s natural defense against abnormal cells.

The patients were monitored pre- and post-infusion for hematological parameters, liver function, hypersensitivity reactions, inflammatory markers as well as tumor markers to assess for potential NK cell-induced or any dose-dependent toxic/adverse reactions. The study provided evidence of clinical tolerability of the autologous NK cells cultured using the Company’s proprietary protocol.

The clinical case series study was registered with the National Medical Research Register, Ministry of Health Malaysia, with NMRR ID 25-00333-MUM. Data collection and analysis were conducted in accordance with the ethical principles of the Declaration of Helsinki and Malaysian Good Clinical Practice guidelines. The study involved nine nonconsecutive patients who received NK cell infusions at ALPS Medical Centre between 2023 and 2024.

Dr. Tham Seng Kong, Chief Executive Officer of Alps Group, stated, “Based on these preliminary observations, our in-house developed NK cells appear to be safe for use. The NK cells also exhibited cytotoxicity toward in vitro cultured and co-incubated cancer cell models; however, this was assessed using pilot cultures rather than as part of batch-release testing.”

A notable aspect of this case series is the Company’s patent-pending, antibody-free culture method (Malaysian patent application no. PI2025002484) which enables cost-effective, large-scale production of highly pure natural killer (NK) cells using basic culture media and autologous plasma. This approach improves the safety profile of NK cells and lowers manufacturing barriers, potentially making advanced immunotherapy more accessible and efficient.

Preliminary case series data supports the safety of this method, positioning Alps Group at the forefront of scalable, next-generation autologous immune cell therapy solutions. Together with preclinical GLP study data, the findings from this study are intended to support the design of future clinical investigations in a broader patient population.

Details of the study and its findings have been peer-reviewed and published in SAGE Open Medical Case Reports, accessible at:

https://journals.sagepub.com/doi/epub/10.1177/2050313X251376950

About Alps Group

Alps Group Inc is the parent company of Alps Life Sciences Inc., an integrated biotechnology platform integrating research and development, medical services, and wellness solutions of advanced therapies under one unified ecosystem aimed at improving healthcare outcomes globally. Alps Group’s mission is to create a fair healthcare ecosystem, to make advance predictive, preventive, and precision medicine accessible and affordable

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